Exhibit 99-1
                                                                    ------------

 [GRAPHIC OMITTED]         KOOR INDUSTRIES REPORTS CONSOLIDATED RESULTS FOR THE
Koor Industries Ltd.                FOURTH QUARTER AND FULL YEAR 2006

Main Highlights for 2006

o Substantial investment and divestiture activity since change of control in July 2006
o    Invested over $220 million in 2006 in current and new portfolio companies
o Divested assets for over $110 million, recording $29.3 million in net capital gains (approximately $9 million of which will be recognized in
     2007)
o Annual loss was mainly impacted by one-time charges following restructuring at Telrad and one-time charges at Makhteshim Agan in the fourth quarter
o 2006 net loss of $9.6 million following $13.1 million net loss in the fourth quarter

TEL AVIV, Israel - March 14, 2007 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli holding company, reported today its consolidated financial results for the full year and the fourth quarter ended December 31, 2006.

FOURTH QUARTER AND FULL YEAR 2006 FINANCIAL RESULTS
Results for the fourth quarter, and as such the full year, were primarily affected by the one-time charges recorded at Makhteshim Agan Industries in the fourth quarter. On March 13, 2007, Makhteshim Agan announced a change and efficiency improvement plan aimed at reinforcing its status as a leader in the global generic AgChem market by continuing to develop a product portfolio that provides a comprehensive, competitive and reliable solution for customers. Makhteshim Agan will complete the shift from production- to market-led decision-making, and maintain a lean and flexible cost structure. Makhteshim Agan contributed a NIS 97.6 million ($23.1 million) loss to Koor's fourth quarter results.

This contributing loss was partially offset by the NIS 85.6 million ($20.3 million) in capital gains recorded in the fourth quarter, primarily due to NIS 36 million from the partial sale of Koor's shareholding in Elbit Systems and NIS 43 million gain from the sale of KoorCVC's shareholding in Followap, as part of its merger with NeuStar Inc.

Net loss for the fourth quarter totaled NIS 55.3 million ($13.1 million), compared to a net income of NIS 112.1 million ($26.5 million) for the fourth quarter last year. Net loss for the year totaled NIS 40.6 million ($9.6 million), or NIS 1.96 ($0.46) per ordinary share, and NIS 0.39 ($0.09) per ADS, compared to net profit of NIS 307.6 million ($72.8 million), or NIS 19.39 ($4.59) per ordinary share, and NIS 3.88 ($0.92) per ADS, last year.

Net loss for the year was also impacted by the substantial reorganization plan at Telrad Networks, including the retirement, and associated expenses, of a substantial number of unionized employees, culminating in the sale of Telrad's manufacturing activities in December 2006. Telrad contributed to Koor's results for 2006 a loss of NIS 100 million ($23.7 million) mainly as a result of the restructuring plan.

Koor's net income for 2005 included a NIS 212.3 million ($52.4 million) capital gain relating to the completion of the defense transaction with Elbit Systems, capital gains of NIS 198.6 million ($47 million) following the sale of 15.9 million shares of Makhteshim Agan and an additional capital gain of NIS 30.8 million following the Initial Public Offering of Scopus Video Networks on NASDAQ. These capital gains were partially offset by various charges relating to different companies within the Koor Group.

As of December 31, 2006, loans from banks and institutional investors of Koor and its wholly owned subsidiaries, aggregated approximately NIS 2.36 billion ($558 million). Cash, cash equivalents and short term deposits of the Company and its wholly owned subsidiaries as of December 31, 2006, aggregated to approximately NIS 0.69 million ($163 million). The net debt of the Company and its wholly owned subsidiaries as of December 31, 2006, resulting from the above, was approximately NIS 1.670 billion ($395 million).


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The cash balance does not include NIS 368 million ($87.1 million) of additional proceeds expected to be received relating to agreements signed in 2006.

MAIN EVENTS IN THE QUARTER AND FULL YEAR 2006

CHANGE OF CONTROL
In July 2006, Discount Investment Corporation ("DIC") completed the acquisition of 30.9% of Koor. In September 2006, DIC completed the acquisition of an additional 5.4% from the public by means of a partial tender offer. In December 2006, DIC acquired additional approximately 6% from former Koor officers and employees. DIC currently holds 42% of the Company, and its major shareholder, IDB Development holds an additional 10%.

BOND ISSUANCE
On August 17th, 2006, Koor raised NIS 600 million ($142 million) in tradable bonds, which were rated A+ by Maalot, bearing an annual CPI linked interest of 5.1%.

INVESTMENTS
Investment in Epsilon Investment House
In April 2006 Koor completed the purchase of 50% of Epsilon Investment House ("Epsilon") for total of NIS 106 million ($25.1 million). Epsilon is an Israeli boutique investment house offering a full range of financial services. According to Epsilon it has currently NIS 5 billion (approximately $1.2 billion) Assets under Management (AuM).

Investment in Makhteshim Agan
During the year, and primarily in the third quarter of 2006, Koor invested NIS 818 million ($194 million) in the acquisition of Makhteshim Agan shares. As at the 31st December 2006, Koor held 39.6% of Makhteshim Agan. Makhteshim Agan remains one of Koor's strategic long-term investments.

Investment in India
During the third quarter of 2006, Koor committed to invest approximately NIS 63 million ($15 million) in a fund which invests in the retail sector in India. The fund's total size is $425 million with Goldman Sachs as its lead investor and Pantaloon Retail (India) Limited, one of India's leading retail companies, with chains of food, fashion, home solutions and consumer electronics, as a strategic partner in the fund. As of December 31st, 2006 Koor had transferred 10% of its commitment to the fund.

DIVESTITURES
Sale of Elbit Systems
On November 22nd and December 4th 2006, Koor completed the sale of its entire shareholding in Elbit Systems for a total consideration of NIS 423 million ($100 million). As a result of the sale, Koor will record a total capital gain of NIS 73 million ($17.2 million), NIS 35.9 million ($8.5 million) of which was recorded in the fourth quarter and the balance is expected to be recorded in 2007.

Sale of Followap Inc.
On November 28th 2006, wholly owned KoorCVC completed the sale of its entire shareholding in instant messaging company Followap Inc. This sale was part of a transaction in which Followap was acquired for approximately 139 million dollars in cash by NeuStar Inc. Koor CVC proceeds totaled NIS 56.2 million ($13.3 million) for its shareholding in Followap, 10% of which was placed in an escrow for a year. As a result of the sale, Koor CVC, and Koor, recorded a capital gain of NIS 43 million ($10 million) in the fourth quarter.

Agreement to Sell Sheraton Moriah Hotel Chain
On December 18th, 2006, Koor signed an agreement to sell its entire 56.5% shareholding in the Sheraton Moriah Hotel Chain to Azorim Development and Construction Company ("Azorim") for NIS 100.6 million ($23.8 million). Upon completion of the transaction Koor is expected to record an estimated net capital gain of NIS 14 million ($3.3 million). The transaction is part of a larger transaction under which Koor's major shareholder, IDB Development ("IDBD"), is also selling its indirect holding in Accor Hotels. As of March 13,


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2007, the transaction has received the approval of general meetings of Koor,
IDBD and Azorim, and Israel's anti-trust commissioner. As reported, the transaction is still subject to certain conditions and approvals.

Sale of Isram Wholesale Tours and Travel
On December 25th, 2006, Koor sold its entire shareholdings in Isram Wholesale Tours and Travel ("Isram") for a total consideration of NIS 5 million ($1.2 million). As a result of the sale Koor recorded a net capital gain of NIS 8 million ($1.9 million) in the fourth quarter of 2006.

TRANSACTIONS SUBSEQUENT TO THE END OF THE FOURTH QUARTER 2006
Sale of Scopus Video Networks
On January 11th, 2007, Koor and wholly owned KoorCVC, completed the sale of their entire 22.7% shareholding in Scopus Video Networks to Optibase Ltd. for NIS 68 million ($16.1 million). As a result of the sale, Koor CVC, and Koor, will record a capital gain of approximately NIS 30 million ($7.1 million) in the first quarter of 2007.

RESULTS OF KEY HOLDINGS*
Makhteshim-Agan Industries (39.6% voting end-Q4 2006, TASE: MAIN, recorded according to equity method)
Revenues for the fourth quarter of 2006 increased 3% totaling $419.0 million, compared to $405.1 million for the same period in 2005. Net loss for the quarter totaled $38.5 million, compared to a net income of $47.0 million in the fourth quarter of 2005. Net loss for the quarter included several one-time adjustments and provisions totaling approximately $55 million (post tax).

Following the recent challenges in the agrochemical market in 2006, including price erosion and increased raw material costs, Makhteshim Agan initiated a broad restructuring process, developed by the new management team. This process is aimed at reinforcing its status as leader of the global generic AgChem market. Makhteshim Agan will complete the shift from production to market-led decision-making, and maintain a lean and flexible cost structure. Makhteshim Agan has initiated a change and efficiency improvement plan increasing the commercial latitude of its main regions - Europe, North America, Brazil and the rest of the world. Overlapping areas of operation across the Company's headquarters, and subsidiaries Makhteshim and Agan, will be integrated, and a group-wide supply organization will be established to optimize the processes of procurement, production and logistics from end to end.

Revenues for the full year 2006 increased 2% totaling $1,778.8 million, compared to $1,740.7 million for 2005. Net income for the full year, including the charges recorded in the fourth quarter, totaled $83.9 million, compared to a net income of $204.8 million for the full year 2005.

ECI Telecom (28.1%, NASDAQ: ECIL, recorded according to equity method) Revenues for the fourth quarter totaled $154.0 million compared to $169.1 million in the fourth quarter of 2005. Net income for the quarter totaled $2.3 million, compared to $7.6 million in the fourth quarter last year. Pro forma, non-GAAP net income for the fourth quarter of 2006 reached $10.1 million compared with pro forma, non-GAAP net income of $10.3 million in the fourth quarter of 2005.

Revenues for the full year increased 4% totaling $656.3 million compared to $629.9 million in the full year 2005. Net income for the full year totaled $22.1 million, compared to $39.9 million in the same period last year. For the full year of 2006, ECI's pro forma, non-GAAP net income reached $43.1 million growing 13% compared to pro forma, non-GAAP net income of $38.3 million in 2005. ECI's pro forma, non-GAAP, net income differs this quarter from results reported under U.S. GAAP due to adjustments made for the following items: The amortization of acquired intangible assets; the impact of share-based compensation; and certain restructuring costs, including inventory write off and employee termination benefits. A full reconciliation is available in ECI Telecom's earnings' release for the fourth quarter and full year 2006.

Telrad Networks (61%, recorded according to equity method)
Revenues for the fourth quarter of 2006 totaled NIS 64.7 million ($15.3 million), compared to NIS 108.4 million ($25.7 million) for the fourth quarter in 2005. Net loss from continuing operations for the quarter totaled NIS 23.1


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million ($5.5 million), compared to net income of NIS 8.9 million ($2.1 million)
for the fourth quarter in 2005. Revenues for the full year 2006 totaled NIS
319.6 million ($75.6 million), compared to NIS 385.5 million ($91.2 million) for the same period in 2005. Net loss from continuing operations for the full year totaled NIS 137.4 million ($32.5 million), compared to a net loss of NIS 62.8 million ($14.9 million) for the same period in 2005. Throughout the year the company took comprehensive reorganization and restructuring measures. The company substantially downsized its unionized workforce, completed the sale of its manufacturing facility, and moved all operations to a single facility.
Telrad now has a more flexible expense structure which will come into effect in 2007. Net loss for the fourth quarter included NIS 14.7 million ($3.5 million) one-time charges relating to the move to the single facility. Net loss for the full year included NIS 72.7 million ($17.2 million) relating to the above mentioned reorganization process.

* Koor Industries and its Key Holdings' results are presented as published according to Israeli GAAP, except for ECI Telecom and ECtel, which prepare their financial statements in accordance with US GAAP, and prepare an Israeli GAAP reconciliation for Koor. Differences may occur during consolidation given accounting principles and currency translation differences.

* The results of the companies reporting in New Israeli Shekels (NIS) were converted to US$ using the NIS\$ conversion rate as at December 31, 2006 of NIS 4.225.

Conference call details:
Date:    March 14, 2007
Time:    11:30 am EDT (15:30 UK, 17:30 Israel)
United States:    1-888-281-1167       Canada:                   1-866-485-2399
UK:               0-800-917-9141       Israel of International:  +972-3-918-0687
Replay no. (until March 16, 2007): 1-888-281-0005 (US), 1-888-787-7662 (Canada),
0-800-169-8104 (UK), +972-3-925-5941 (Israel and other International) or on
Koor's website under 'Investor Relations' - www.koor.com.
                                            ------------
About Koor
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                          IR CONTACTS
Avital Lev, CPA, Investor Relations                      Ehud Helft/Kenny Green
Koor Industries Ltd.                                     GK Investor Relations
Tel: 972 3 607-5111                                      Tel: 1 866 704 6710
Fax: 972 3 607-5110                                      Fax: 972 3 607 4711
avital.lev@koor.com                                      info@gkir.com
Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.

       ********************* Financial Tables Follow *********************


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


Koor Industries Ltd.                                                                                       (AN ISRAELI CORPORATION)
-----------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations for the Year Ended


                                                                              2006             2005                   2004(1)
                                                                       ----------------- -------------------   ---------------------
                                                                                              NIS thousands
                                                                       -------------------------------------------------------------
Revenues and earnings
Revenue from sales and services                                        583,253              733,631              7,815,782
Group's equity in the operating results of investee
companies, net                                                         (36,549)             359,362(*)             (35,060)
Other income, net                                                      104,206              223,622                      -
                                                                      ----------         -------------           -----------
                                                                       650,910            1,316,615(*)           7,780,722
                                                                      ----------         -------------           -----------
Costs and losses
Cost of sales and services                                             437,719              582,158              5,111,356
Selling and marketing expenses                                          63,546               84,150              1,062,367
General and administrative expenses                                    134,601              140,640(*)             438,823
Other expenses, net                                                          -                    -                 72,392
Financing expenses, net                                                113,935              182,021                271,955
                                                                      ----------         -------------           -----------
                                                                       749,801              988,969(*)           6,956,893
                                                                      ----------         -------------           -----------
Earnings (losses) before income tax                                    (98,891)             327,646(*)             823,829
Income tax                                                              (9,369)             (79,979)              (272,280)
                                                                      ----------         -------------           -----------
                                                                      (108,260)             247,667(*)             551,549
Minority interest in consolidated companies' results, net               (5,414)              10,175               (430,860)
                                                                      ----------         -------------           -----------
Net earnings (losses) from continuing operations                      (113,674)             257,842(*)             120,689
Net earnings from discontinued operations                               10,474               52,809                 24,301
Cumulative effect as of the beginning of the year of change
in accounting method (see Note 2E(9))                                   62,552               (3,054)                     -
                                                                      ----------         -------------           -----------
Net earnings (losses) for the year                                     (40,648)             307,597(*)             144,990
                                                                      ==========         =============           ===========
                                                                         NIS                NIS(*)(**)             NIS(**)
                                                                      ----------         -------------           -----------

Basic earnings (loss) per ordinary share:
From continuing operations                                              (6.413)              16.286                  7.436
From discontinued operations                                             0.639                3.294                  1.538
From cumulative effect of change in accounting method                    3.815               (0.191)                     -
                                                                      ----------         -------------           -----------
Net earnings (loss) for the year                                        (1.959)              19.389                  8.974
                                                                      ==========         =============           ===========
Diluted earnings (loss) per ordinary share:
From continuing operations                                              (6.951)              13.647                  5.090
From discontinued operations                                             0.639                3.192                  1.493
From cumulative effect of change in accounting method                    3.815               (0.185)                     -
                                                                      ----------         -------------           -----------
Net earnings (loss) for the year                                        (2.497)              16.654                  6.583
                                                                      ==========         =============           ===========

(1)  See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks in Koor Industries Consolidated Financial Statements for FY 2006 (Audited).
(*)  Restated - See Note 2R(4) in Koor Industries Consolidated Financial Statements for FY 2006 (Audited).
(**) Restated - See Note 2W in Koor Industries Consolidated Financial Statements for FY 2006 (Audited).


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

Koor Industries Ltd.                                                                                       (AN ISRAELI CORPORATION)
-----------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheet as at

                                                                                       December 31
                                                                         -----------------------------------------
                                                                                    2006                     2005
                                                                         ------------------     ------------------
                                                                                           Audited
                                                                         -----------------------------------------
Assets                                                                                 (NIS thousands)
Current assets:
Cash and cash equivalents                                                        277,197                  309,666
Short-term deposits and investments                                              695,931              (**)530,829
Trade receivables                                                                 82,041                   78,557
Other accounts receivable                                                         82,456                   79,467
Inventories                                                                       65,728                   90,909
                                                                         ----------------         ----------------
Total current assets                                                           1,203,353                1,089,428

Investments and long-term receivables
Investments in affiliates                                                      3,324,220             (*)2,664,020
Other investments and receivables                                                202,672              (**)556,127
                                                                         ----------------         ----------------
                                                                               3,526,892                3,220,147

Fixed assets, net                                                                755,478                  725,050
Intangible assets, deferred tax assets and deferred expenses                      18,108                   15,816
Assets relating to discontinued operations                                             -                  237,822
                                                                        -----------------        -----------------
                                                                               5,503,831                5,288,263
                                                                        =================        =================
Liabilities and shareholders' equity
Current liabilities
Credit from banks and others                                                      53,967                  272,127
Trade payables                                                                    67,845                   71,090
Other payables                                                                   191,135                  197,988
Customer advances                                                                  5,042                    5,565
                                                                        -----------------        -----------------
                                                                                 317,989                  546,770
Long-term liabilities
Long-term bank loans                                                           1,868,932                1,555,149
Other long-term loans                                                             47,467                   54,147
Debentures                                                                       988,482                  390,854
Deferred taxes                                                                    11,011                       78
Liability for employee severance benefits, net                                     6,239                    3,634
                                                                        -----------------        -----------------
                                                                               2,922,131                2,003,862

Liabilities relating to discontinued operations                                        -                  201,290
Minority Interest                                                                 74,523                   57,907
Shareholders' equity                                                           2,189,188             (*)2,478,434
                                                                        -----------------        -----------------
                                                                               5,503,831                5,288,263
                                                                        =================        =================


(*)  Restated - see Note 2R(4) in Koor Industries Consolidated Financial Statements for FY 2006 (Audited)

(**) Reclassified


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